CHR HANSEN

Chr. Hansen, Inc.
9015 West Maple Street
Milwaukee, WI 53214-4298
Telephone: 414-607-5700
Fax: 414-607-5959

RECEIVED
2004 DEC 13 P 12:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046708

SUPPL

December 9, 2004

SENT BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3-2
Securities and Exchange Commission
Judiciary Plaza - 450 Fifth Street, NW
Washington, D.C. 20549

Re: Communication File Number is 82-34732

Dear Sir or Madam:

Chr. Hansen Holding A/S (the "Corporation"), is an aktieselskab organized under the laws of Denmark with securities listed for exchange on the Copenhagen Stock Exchange. Chr. Hansen, Inc. is a wholly-owned, U.S. based subsidiary of the Corporation. By means of this letter, we are furnishing the following information pursuant to Commission Rule 12g3-2(b)(1)(iii) on behalf of the Corporation:

- 8/31/2004 – Awarding of warrants to the Corporate Management
- 9/8/2004 – Awarding of warrants to the Corporate Management
- 9/15/2004 – Financial calendar for the 2004/05 financial year for the Chr. Hansen Group and Chr. Hansen Holding A/S
- 10/4/2004 – Chr. Hansen Group increases profit forecast for 2003/04 financial year based on unaudited and preliminary figures
- 11/8/2004 - Release date of announcement of 2003/04 financial results for the Chr. Hansen Group and meeting of analysts
- 11/16/2004 - Announcement of the 2003/04 financial results of the Chr. Hansen Group and Chr. Hansen Holding A/S
- 11/17/2004 - Annual Report 2003/04 for the Chr. Hansen Group and Chr. Hansen Holding A/S
- 11/24/2004 – Chr. Hansen Holding A.S to explore the possibilities of a divestment of the Ingredients activities
- 11/24/2004 - Annual General Meeting in Chr. Hansen Holding A./S on December 13, 2004 (and Translation)

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

CHR HANSEN

This will confirm, as contemplated by Commission Rule 12g3-2(b)(5), that the furnishing of this information shall not constitute an admission by the Corporation that it is subject to the registration requirements of Section 12 of the Securities Exchange Act of 1934, as amended.

The Corporation's Communication file number is 82-34732.

If you have any questions or comments in connection with the enclosed materials, please contact the undersigned at the number and address indicated above. To confirm your receipt of the enclosed materials, please file stamp the enclosed copy of this letter and return it in the self-addressed, postage-paid envelope enclosed herewith.

Very truly yours,

Barbara Stamm

Barbara Stamm
Legal and Regulatory Compliance Representative
Direct Dial: 414-607-5778

Awarding of warrants to the Corporate Management

31-08-2004

The Board of Directors today resolved to award warrants to the Corporate Management in accordance with the existing warrant program, see the authorization in article 2.8 of the company's Articles of Association. In accordance with the Board's resolution, 65,000 warrants will be issued to the members of the Corporate Management of Chr. Hansen Holding A/S, comprising 15,000 warrants to the President and CEO and 10,000 warrants to each of the five other members of the Corporate Management.

The program will be based on warrants entitling the holders to subscribe for new B shares in Chr. Hansen Holding A/S against cash payment of the subscription amount. The warrants may be exercised during the period from August 31, 2006 to August 31, 2010. Any warrants remaining unexercised by the end of this period will lapse without any further compensation to the warrant holders. The exercise price will be fixed at the average market price of the underlying Chr. Hansen Holding A/S share during the first five trading days of September 2004 plus 10%. The actual exercise price will be announced on September 8, 2004.

Applying the Black & Scholes method, the market value of the warrant program of 65,000 warrants amounts to approximately DKK 5.0 million.

No warrants have been issued to the members of the Board of Directors.

Hørsholm, 31 August, 2004
CHR. HANSEN HOLDING A/S

Jørgen Worning
Chairman

For further information please contact Erik Sørensen, President and CEO, or
Leif Nørgaard, CFO, phone +45 45 74 74 74.

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Dedicated to Value Creation
CHR HANS
Legal notice Co

Awarding of warrants to the Corporate Management

08-09-2004

On August 31, 2004 the Board of Directors resolved to award warrants to the Corporate Management in accordance with the existing warrant program, see the authorization in article 2.8 of the company's Articles of Association as reported in Announcement no. 18 in 2003/04, dated August 31, 2004.

The exercise price of the warrants is now fixed at the average market price of the underlying Chr. Hansen Holding A/S shares during the five first days of trading in September 2004 plus 10%, corresponding to an exercise price of DKK 407 plus 10%, or DKK 448.

Hørsholm, 8 September, 2004
CHR. HANSEN HOLDING A/S

Jørgen Worning
Chairman

For further information please contact Erik Sørensen, President and CEO, or Leif Nørgaard, CFO, phone +45 45 74 74 74.

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Chr. Hansen Holding A/S 10-12 Boege Allé DK-2970 Hoersholm investor@dk.chr-hansen.com

Chr. Hansen wo

Financial calendar for the 2004/05 financial year for the Chr. Hansen Group and Chr. Hansen Holding A/S

15-09-2004

- Announcement of 2003/04 financial results — November 16, 2004
- Annual General Meeting — December 13, 2004
  Bøge Allé 10-12, DK-2970 Hørsholm
- Three month report (Q1) 2004/05 — January 20, 2005
- Six month report (Q2) 2004/05 — April 28, 2005
- Nine month report (Q3) 2004/05 — July 5, 2005

Hørsholm, September 15, 2004
CHR. HANSEN HOLDING A/S

Erik Sørensen

For further information please contact Erik Sørensen, President and CEO or José Moreno, Director of Investor Relations and M&A, phone +45 45 74 74 74

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CHR HAN
Legal notice Co

The Chr. Hansen Group increases profit forecast for 2003/04 financial year based on unaudited and preliminary figures

04-10-2004

- **The Chr. Hansen Group**
- The full-year 2003/04 profit from ordinary activities before tax is expected to be approximately DKK 200 million against the previous forecast of DKK 130-150 million made in the nine month report (Q3) 2003/04
- The annual results are to be released on November 16, 2004, as previously announced

The increased profit forecast is based on the following:

- **Chr. Hansen – Ingredients**
- The organic growth rate of 8% in Q4 2003/04 was higher than expected at the end of the third quarter, leading to a revenue of approximately DKK 3.4 billion in 2003/04. The organic growth rate for the full year was 7%
- EBITA is expected to be approximately DKK 425 million against the forecast of DKK 410 million in the nine month report (Q3) 2003/04

- **ALK-Abelló – Allergy Sector**
- The organic growth rate of 17% in Q4 was higher than expected at the end of the third quarter, leading to an organic growth rate of 8% for the full year. The increase in revenue is especially driven by the new product SLITone™
- EBITA for ALK-Abelló is expected to be a loss of approximately DKK 55 million against the previous forecast of a loss of DKK 85 million in the nine month report (Q3) 2003/04. The improvement in EBITA derives from the core business as pipeline costs were approximately DKK 200 million as previously forecast

Hørsholm, October 4 2004

CHR. HANSEN HOLDING A/S

Jørgen Worming	Erik Sørensen
Chairman	President and CEO

For further information please contact Erik Sørensen, President and CEO or José A. Moreno, Director Investor Relations, phone +45 45 74 74 74

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Release date of announcement of 2003/04 financial results for the Chr. Hansen Group and meeting of analysts

08-11-2004

The Chr. Hansen Group will announce its 2003/04 financial results on Tuesday November 16, 2004.

The company therefore invites analysts to a meeting with the Management on the same day at 3.00 p.m. at the company headquarters 10 - 12 Bøge Allé in Hørsholm. The meeting will be held in English and webcast live on our website, www.chr-hansen.com/Investor.

Please contact IR Coordinator Helle Sandal, phone +45 45 74 71 17 or e-mail hellekortbek.sandal@dk.chr-hansen.com on November 15, 2004, at the latest, if you wish to participate.

Hørsholm, November 8, 2004
CHR. HANSEN HOLDING A/S

Erik SørensenPresident & CEO

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2003/04 financial results

16-11-2004

Announcement of the 2003/04 financial results of the Chr. Hansen Group and Chr. Hansen Holding A/S

Bracketed figures refer to comparative figures from last year

Chr. Hansen – Food Ingredients

- Revenue increased by 8% in local currencies. Overall, exchange rates fell by 5%, and in DKK-terms revenue amounted to DKK 3,420 million (3,345)
- The EBITA margin was 12.6% (13.0). EBITA amounted to DKK 431 million (435)
- The return on average invested capital (ROAIC) was 11.3% (11.5)
- The free sector cash flow before financial items amounted to DKK 226 million
- For the 2004/05 financial year, the target is organic growth of 5-6% leading to revenue of approximately DKK 3.5 billion and, assuming that exchange rates remain at the current level, including a USD exchange rate of USD 1 = DKK 5.80, which is 2-3% lower than last year's level. The EBITA margin is expected to increase to 13%

ALK-Abelló – Allergy Vaccines

- Revenue increased by 8% in local currencies. Overall, exchange rates fell by 2%, and in DKK-terms revenue amounted to DKK 1,054 million (991)
- EBITA for the core business was DKK 143 million (120)
- Pipeline costs amounted to DKK 198 million (219)
- Total EBITA was a loss of DKK 55 million (loss: 99)
- For the 2004/05 financial year, the target is organic growth in the core business of 7-9%. The pipeline costs are expected to be at the 2003/04 level. Total EBITA is forecast at a loss of approximately DKK 30 million

Chr. Hansen Group

- Revenue increased by 8% in local currencies to DKK 4,474 million (4,336)
- Profit from ordinary activities before tax was DKK 202 million (139)
- Net interest-bearing debt was reduced by DKK 4 million to DKK 2,293 million
- Net profit for the year attributable to Chr. Hansen Holding A/S was DKK 76 million (9)
- For the 2004/05 financial year, profit from ordinary activities before tax is forecast at DKK 225-245 million, assuming that exchange rates remain at the current level, including a USD exchange rate of USD 1 = DKK 5.80
- The organic growth forecast for Q1 2004/05 is lower than the organic growth forecast for the full 2004/05 financial year due to particularly high sales in August

Hørsholm, November 16, 2004

CHR. HANSEN HOLDING A/S

Jørgen Worning	Erik Sørensen
Chairman	President and CEO

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For further information please contact Erik Sørensen, President and CEO or José Moreno, Director of Investor Relations and M&A, phone +45 45 74 74 74

2003/04 financial results

Chr. Hansen Holding A/S 10-12 Boege Allé DK-2970 Hoersholm investor@dk.chr-hansen.com

Chr. Hansen wc

ANNOUNCEMENT OF 2003/04 FINANCIAL RESULTS OF THE CHR. HANSEN GROUP AND CHR. HANSEN HOLDING A/S

Bracketed figures refer to comparative figures from last year

Chr. Hansen – Food Ingredients

- Revenue increased by 8% in local currencies. Overall, exchange rates fell by 5%, and in DKK-terms revenue amounted to DKK 3,420 million (3,345)
- The EBITA margin was 12.6% (13.0). EBITA amounted to DKK 431 million (435)
- The return on average invested capital (ROAIC) was 11.3% (11.5)
- The free sector cash flow before financial items amounted to DKK 226 million
- For the 2004/05 financial year, the target is organic growth of 5-6% leading to revenue of approximately DKK 3.5 billion and, assuming that exchange rates remain at the current level, including a USD exchange rate of USD 1 = DKK 5.80, which is 2-3% lower than last year's level. The EBITA margin is expected to increase to 13%

ALK-Abelló – Allergy Vaccines

- Revenue increased by 8% in local currencies. Overall, exchange rates fell by 2%, and in DKK-terms revenue amounted to DKK 1,054 million (991)
- EBITA for the core business was DKK 143 million (120)
- Pipeline costs amounted to DKK 198 million (219)
- Total EBITA was a loss of DKK 55 million (loss: 99)
- For the 2004/05 financial year, the target is organic growth in the core business of 7-9%. The pipeline costs are expected to be at the 2003/04 level. Total EBITA is forecast at a loss of approximately DKK 30 million

Chr. Hansen Group

- Revenue increased by 8% in local currencies to DKK 4,474 million (4,336)
- Profit from ordinary activities before tax was DKK 202 million (139)
- Net interest-bearing debt was reduced by DKK 4 million to DKK 2,293 million
- Net profit for the year attributable to Chr. Hansen Holding A/S was DKK 76 million (9)
- For the 2004/05 financial year, profit from ordinary activities before tax is forecast at DKK 225-245 million, assuming that exchange rates remain at the current level, including a USD exchange rate of USD 1 = DKK 5.80
- The organic growth forecast for Q1 2004/05 is lower than the organic growth forecast for the full 2004/05 financial year due to particularly high sales in August

Chr. Hansen – Ingredients Sector

Income statement, September 1 – August 31

Q4 02/03	%	**Q4 03/04**	%	DKKm	**03/04**	%	02/03	%
873	*100*	**916**	*100*	**Revenue**	**3,420**	*100*	3,345	*100*
(533)	*61*	**(543)**	*59*	Cost of sales	**(2,048)**	*60*	(2,015)	*60*
340	*39*	**373**	*41*	**Gross profit**	**1,372**	*40*	1,330	*40*
(57)	*7*	**(62)**	*7*	Research and development costs	**(241)**	*7*	(228)	*7*
(169)	*19*	**(174)**	*19*	Sales, marketing and administrative expenses	**(700)**	*20*	(667)	*20*
114	*13*	**137**	*15*	**Operating profit before amortization of goodwill (EBITA)**	**431**	*13*	435	*13*
(15)	*2*	**(16)**	*2*	Amortization of goodwill	**(62)**	*2*	(64)	*2*
99	*11*	**121**	*13*	**Operating profit (EBIT)**	**369**	*11*	371	*11*

56	*6*	**59**	*7*	Depreciation and goodwill amortization charged to the income statement	**233**	*7*	235	*7*
155	*17*	**180**	*20*	**Operating profit before depreciation and amortization (EBITDA)**	**602**	*18*	606	*18*

Revenue

DKKm	**03/04**	02/03
North America	**1,208**	1,274
Europe, South America & Asia	**2,212**	2,071
Ingredients	**3,420**	3,345

Revenue

With Q4 organic growth of 9% and outperforming market growth, Chr. Hansen continued the good performance of previous quarters and won market shares. Revenue for the full year was DKK 3,420 million, equivalent to 8% organic growth. Growth was broadly founded in all regions, but particularly strong in Asia.

The higher growth was primarily the result of increased marketing efforts, the introduction of new products and the effect of new sales offices in a number of countries.

Exchange rates, especially of the USD and USD-related currencies, dropped by a total of 5%, causing revenue in DKK-terms to increase by only 2%.

Geographical distribution - organic growth per quarter


Q2 00/01
Q3 00/01
Q4 00/01
Q1 01/02
Q2 01/02
Q3 01/02
Q4 01/02
Q1 02/03
Q2 02/03
Q3 02/03
Q4 02/03
Q1 03/04
Q2 03/04
Q3 03/04
Q4 03/04
15
10
5
0
-5
-10
Europe, South America & Asia
North America
Global

Europe
Revenue in Europe rose by 6% to DKK 1,683 million (1,583). Organic growth was 6% (5% in Q4 2003/04).

The growth rates were above average in Russia, Spain, France and Turkey, while lower-than-expected sales in Germany related to a few specific areas.

The culture business, in particular, won market shares, as the introduction of new products for the yoghurt and cheese industries resulted in growing sales. Sales of natural colours and products in the Human Health industry also showed a favourable trend. The strong squeeze on prices in the rennet market continued and resulted in lower revenue in that product area.

In order to increase marketing efforts close to customers, a sales company and application center was established in the Ukraine in the course of the year. This traditionally large food market holds interesting potential for Chr. Hansen's products.

North America
Revenue in North America showed organic growth of 7% (8% in Q4 2003/04). As the USD was 11% lower than last year, revenue in DKK-terms dropped from DKK 1,274 million to DKK 1,208 million. Sales grew in the USA, Canada and Mexico, confirming the favourable trend seen during the year.

The new dairy culture system EASY-SET™, which targets the large US cheese dairies, continues to show extremely good growth. EASY-SET™, which ensures a more reliable and better-controlled fermentation process at the dairies and thus better process control, has won large market shares in the USA during the past two years, and we expect this trend to continue.

Sales of both pharmaceutical excipients and probiotic products for the health food industry continued their strong performance. As mentioned earlier, the start-up of the new plant for pharmaceutical excipients at Stoughton, Wisconsin, entailed higher costs than originally anticipated. The plant is now running at increasing capacity utilization.

In spite of the organic sales growth, additional costs in connection with the start-up of the new plant, higher-than-expected production costs and changes in the product mix had the effect that gross profit in North America was lower than last year, which was not satisfactory.

South America
Revenue in South America showed organic growth of 18% in Q4. The full-year growth rate was 8%. In DKK-terms, revenue totalled DKK 227 million (220).

The increase in sales occurred especially in Argentina and Central America, but also Brazil showed good organic growth rates in the last two quarters of the year.

Growth was seen in all product areas. In particular, flavour solutions developed at our new industrial technology center in Argentina were very well received by the market.

In order to increase sales efforts and strengthen the proximity to market in the region, a sales office was opened in Colombia during the year, which will be responsible for serving customers in Colombia, Ecuador and Venezuela.

Asia/Pacific/Middle East
The organic growth rate for the region was 11% (12% in Q4 2003/04). In DKK-terms, revenue totalled DKK 302 million (268).

The strong focus that included the opening of new sales offices in a number of countries in the region resulted in strong sales growth with increased demand in all product areas. Sales of cultures and colours rose in China, as did sales of enzymes in Australia/New Zealand. The close partnership we can offer customers after having opened application centers in Malaysia, China and India played a big role in the good performance.

In order to strengthen our market position, a sales office was opened in Dubai in the course of the year to cover the Middle East and Africa.

The gross margin was 40.1%, or 30 basis points (bp) higher than last year. In Q4, the gross margin rose by 180 bp.

Capacity costs rose 5% to DKK 941 million (895), partly as a result of increased sales and marketing efforts in Eastern Europe, the Middle East, Asia and Central and South America. R&D costs continued to amount to 7% of revenue.

Operating profit before amortization of goodwill (EBITA) was DKK 431 million (435). The EBITA margin was down by 40 bp from 13.0% to 12.6%, mainly due to the 5% drop in exchange rates, although we managed to partially offset the falling exchange rates by price increases in the local markets. In addition, we stepped up sales and marketing efforts in emerging markets.

EBITA

DKKm	03/04	02/03
North America	**86**	102
EBITA % of sales	*7.1%*	*8.0%*
Europe, South America & Asia	**345**	333
EBITA % of sales	*15.6%*	*16.1%*
Ingredients	**431**	435
EBITA % of sales	*12.6%*	*13.0%*

The DKK 16 million lower EBITA in North America was mainly due to the 11% fall in the USD against the DKK, the product mix and the above mentioned additional production costs, partly at the plant at Stoughton, Wisconsin.

The considerable difference between the EBITA margin in North America and the rest of the world was mainly due to differences in price structure and product mix.

Amortization of goodwill fell DKK 2 million to DKK 62 million as a result of the fall in exchange rates.

Operating profit (EBIT) was DKK 369 million (371).

Balance sheet
The invested capital was reduced by DKK 5 million from DKK 3,264 million at August 31, 2003 to DKK 3,259 million at August 31, 2004.

Return on average invested capital (ROAIC) was 11.3% (11.5).

The free sector cash flow before financial items was an inflow of DKK 226 million (277). The drop from last year was mainly the result of increased capital investments including new culture facilities in France and a new -55°C freezer in the USA.

Sector cash flow before financial items

DKKm	03/04	02/03
Operating profit	**369**	371
Depreciation, amortization and impairment	**233**	235
Change in working capital, adjustments etc.	**(79)**	(85)
Sector cash flow from operating activities	**523**	521
Gross investments)*	**(297)**	(244)
Free cash flow before financial items	**226**	277

*) A share of Chr. Hansen Holding's investments in the sector is included in gross investments

OUTLOOK FOR 2004/05

For the 2004/05 financial year, the target is organic growth of 5-6% leading to revenue of approximately DKK 3.5 billion, assuming that exchange rates remain at the current level, including a USD exchange rate of USD 1 = DKK 5.80, which is 2-3% lower than last year's level.

The EBITA margin is expected to increase to 13%.

The results are sensitive to exchange rate fluctuations, and a 1% change in the average exchange rate would, everything else being equal, change EBITA by approximately 2%.

ALK-Abelló – Allergy Sector

Income statement, September 1 - August 31

Q4 02/03	%	**Q4 03/04**	%	DKKm	**03/04**	%	02/03	%
209	*100*	**245**	*100*	**Revenue**	**1,054**	*100*	991	*100*
(88)	*42*	**(114)**	*47*	Cost of sales	**(417)**	*40*	(398)	*40*
121	*58*	**131**	*53*	**Gross profit**	**637**	*60*	593	*60*
(84)	*40*	**(64)**	*26*	Research and development costs	**(233)**	*22*	(278)	*28*
(96)	*46*	**(112)**	*45*	Sales, marketing and administrative expenses	**(459)**	*44*	(414)	*42*
(59)	*(28)*	**(45)**	*(18)*	**Operating profit before amortization of goodwill (EBITA)**	**(55)**	*(6)*	(99)	*(10)*
(1)	*(1)*	**(1)**	*(1)*	Amortization of goodwill	**(3)**	-	(3)	-
(60)	*(29)*	**(46)**	*(19)*	**Operating profit (EBIT)**	**(58)**	*(6)*	(102)	*(10)*

12	*6*	**25**	*10*	Depreciation and goodwill amortization charged to the income statement	**61**	*6*	46	*5*
(48)	*(23)*	**(21)**	*(9)*	**Operating profit before depreciation and amortization (EBITDA)**	**3**	-	(56)	*(5)*

Revenue
Organic growth in Q4 was 17%, continuing the good track record from Q3, when the organic growth rate was 15%. This brought organic growth for the full year to 8%. Exchange rates reduced revenue for the year by 2%.

The increase in revenue for the year was due to an increase in sales of initial treatments and maintenance treatments as well as very satisfactory sales performance in most markets outside Scandinavia.

The relatively high sales growth in the last two quarters of the year was mainly due to the launch of SLITone™ and increased sales of EpiPen®.

Pricing situation in Germany
The rate of mandatory discount in Germany was increased from 6% to 16% of the sales price effective January 1, 2004. Overall, the discount reduced revenue by DKK 35 million in 2003/04 compared to last year.

Gross profit
The gross profit for the year was DKK 637 million, equivalent to a gross margin of 60.4%, which was 60 basis points (bp) higher than last year.

Gross profit for the 2003/04 financial year and for Q4 was adversely affected by write-downs taken on certain capital investments in Q4 and by the increased mandatory discount in Germany.

Capacity costs amounted to DKK 692 million (692). Other operating income (from Schering-Plough) of DKK 15 million was offset against capacity costs for the 2002/03 financial year. When adjusted for this income, capacity costs for the 2003/04 financial year were DKK 15 million lower than in 2002/03.

EBITA
EBITA for the core business was DKK 143 million, which was DKK 23 million better than last year, primarily as a result of sales growth.

EBITA

DKKm	**03/04**	02/03
Core business	**143**	120
EBITA % of sales	*13.6%*	*12.1%*
Pipeline	**(198)**	(219)
Allergy	**(55)**	(99)

As forecast, the pipeline costs amounted to DKK 198 million, which was DKK 21 million lower than last year. Revenue of DKK 15 million from Schering-Plough had been set off against the 2002/03

pipeline costs. When adjusted for this income, pipeline costs for the 2003/04 financial year were DKK 36 million lower than last year.

The pipeline costs primarily include R&D costs and certain other pipeline-related capacity costs.

CORE BUSINESS

SLITone™ launched in Central and Southern Europe
The launch of SLITone™ was one of the key factors behind the growth generated by ALK-Abelló within sublingual immunotherapy in 2003/04.

In November 2003, ALK-Abelló began launching its newly developed product line for sublingual immunotherapy, SLITone™, on the named-patient markets in Central and Southern Europe. Unlike ALK-Abelló's injection-based vaccines, the sublingual immunotherapy product is administered by way of drops under the tongue.

SLITone™ stands out from the competitors' and ALK-Abelló's previous SLIT products in that it is sold in convenient single-dose packaging instead of drop bottles, and by offering an improved and more user-friendly up-dosing program.

SLITone™ has been well received among patients and doctors.

Vaccine against house dust mite allergy approved for marketing in China
In March 2004, the Chinese regulatory authorities approved ALK-Abelló's registration application for Alutard® SQ, its injection-based vaccine against house dust mite allergy. Since then, the first patients have started treatment. Initially, the product is being marketed to hospital allergy clinics in selected major cities in China.

New recommended maintenance dose of Alutard® SQ 225 *Phleum pratense*
Based on an increased frequency of adverse events in Denmark, ALK-Abelló decided in late March 2004 to reduce the recommended maintenance dose of Alutard® SQ 225 *Phleum pratense* from 100,000 to 10,000 SQ-units. The decision was coordinated with the Danish Medicines Agency. The vaccine is primarily sold in Denmark, but is also on the market in Sweden, Norway and Finland, and accounts for about 1% of ALK-Abelló's revenue. Sales of allergy vaccines in Scandinavia have been adversely affected by the situation since March 2004.

***In vitro* diagnostics**
ALK-Abelló collaborates with Bayer on the introduction of *in vitro* allergy tests on Bayer's Advia Centaur Immunoassay System.

The phase-out of the former Magic Lite® product line was completed by December 1, 2003. The introduction of the new *in vitro* product line has progressed as planned. ALK-Abelló has thus completed the development of the key parts of the allergy test portfolio, which is now marketed globally by Bayer with support from ALK-Abelló.

PIPELINE

Tablet against grass pollen allergy
In April 2004, ALK-Abelló presented the main conclusions of the international Phase IIb-III study of the grass tablet. The study showed clinical proof of concept, in which the results depended on the dose used.

More specifically, patients who started treatment eight weeks before the beginning of the pollen season taking the highest dose used, achieved statistically significant reductions of 20-30% in their allergy symptoms and use of traditional symptom relieving allergy medicine. Moreover, the patients in the highest dose group achieved a significant improvement of their quality of life compared to the placebo group. The treatment was well tolerated and is suited for home treatment.

The results of the study were achieved in a broadly defined population of allergy patients comprising both mild and more severe allergic cases. Thus, the results hold the potential that even more patients could benefit from allergy vaccination in future.

Furthermore, blood sample analyses from the study documented that the tablet-based vaccine against grass pollen allergy has a significant, dose-related immunological effect. This is of crucial importance as allergy vaccination targets the actual immunological cause of the allergy and consequently does not treat the allergy symptoms alone. The blood sample analyses therefore indicate an effect on the immune system, which is also seen in the injection-based vaccines, where a long-term effect of the treatment has been documented.

On the basis of the favourable clinical results, ALK-Abelló filed a registration application with the Swedish regulatory authorities for the grass allergy tablet in June 2004.

To further strengthen the clinical documentation, ALK-Abelló has started supplementary clinical studies. As part of this project, ALK-Abelló conducted clinical studies during the 2004 grass pollen season in patients with grass pollen allergy who also suffer from asthma.

Tablet against house dust mite allergy
In continuation of the clinical proof of concept and on the basis of the expectations for the grass allergy tablet, ALK-Abelló has begun the further development of a tablet-based vaccine against house dust mite allergy. ALK-Abelló expects to start up clinical tolerability studies of that product in 2005.

Strategy for tablet-based vaccines
In December 2003, Schering-Plough notified ALK-Abelló that they did not intend to exercise their option to participate in the development, marketing and sale of the non-injectable immunotherapeutic products in ALK-Abelló's R&D pipeline. This meant that ALK-Abelló reacquired the full rights to the above mentioned products at no cost and to all data from the Phase IIb-III study of the tablet against grass pollen allergy.

In Europe, the tablet-based vaccine against grass pollen allergy will, as a starting point, target the 7-10 million patients with diagnosed grass pollen allergy who are in treatment by specialists. About 3-6% of these patients are currently treated by allergy vaccination. Based on market research, ALK-Abelló believes that a tablet-based vaccine against grass pollen allergy would significantly increase this percentage.

ORGANIZATIONAL STRUCTURE

New Scandinavian sales organization
In order to strengthen and integrate sales activities in Scandinavia, ALK-Abelló established a new joint Nordic sales organization – ALK-Abelló Nordic – in the summer of 2004 with market responsibility for Denmark, Finland, Iceland, Norway and Sweden.

STRATEGY

Business strategy
It is ALK-Abelló's strategy to build a sustainable business within tablet-based vaccines. ALK-Abelló intends to handle the registration, launch and marketing of the tablet products in Europe in-house. Outside Europe, ALK-Abelló continues to explore the possibilities of identifying a suitable business partner for the clinical development and launch of the products.

Independent listing
Chr. Hansen Holding A/S believes that an appropriate timing for a potential independent listing of ALK-Abelló could be in connection with regulatory approval and registration of the tablet-based vaccine against grass pollen allergy.

CASH FLOW STATEMENT

The free sector cash flow before financial items was DKK 5 million lower than last year and amounted to an outflow of DKK 58 million (outflow: 63).

Sector cash flow before financial items

DKKm	**03/04**	02/03
Operating profit	**(58)**	(102)
Depreciation, amortization and impairment	**61**	46
Change in working capital, adjustments etc.	**19**	59
Sector cash flow from operating activities	**22**	3
Gross investments*)	**(80)**	(66)
Free cash flow before financial items	**(58)**	(63)

*) A share of Chr. Hansen Holding's investments in the sector is included in gross investments

Gross investments totalled DKK 80 million (66), mainly consisting of investments at Hørsholm, Denmark.

OUTLOOK FOR 2004/05

For the 2004/05 financial year, the organic growth rate for the core business is expected to be 7-9%.

Pipeline costs are expected to be at the same level as in 2003/04, i.e. approximately DKK 200 million. Total EBITA is forecast at a loss of approximately DKK 30 million. The forecast of a break-even at EBITA level in 2005/06 is retained.

The German authorities have announced that 10 percentage points (pp) of the current 16% mandatory discount on sales prices will be abolished on January 1, 2005 and replaced by a reference price system. The details are not yet available, but it is expected that the new system will not reduce earnings by more than the existing discount scheme.

Chr. Hansen Group

Accounting policies
The accounting policies are unchanged from the annual report for 2002/03.

Income statement
The operating profit has been reviewed above for each sector.

Operating profit (EBIT)

DKKm	
Chr. Hansen	369
ALK-Abelló	(58)
Holding/eliminations	9
Chr. Hansen Group	320

Net financial expenses amounted to DKK 118 million (130).

Profit from ordinary activities before tax was DKK 202 million (139).

Tax calculated on the profit from ordinary activities for the year was DKK 94 million, or 47% of ordinary profit before tax (42). The reason for the continued relatively high tax rate is that a significant part of goodwill amortization is not tax deductible and that a relatively large proportion of the Group's earnings derives from countries with high tax rates.

The Chr. Hansen Group's net profit including minority interests was DKK 108 million (40), and net profit attributable to Chr. Hansen Holding A/S was DKK 76 million (9).

Earnings per share (EPS) amounted to DKK 7.5 (4.8).

Balance sheet
The invested capital was reduced by DKK 32 million from DKK 4,170 million at August 31, 2003 to DKK 4,138 million at August 31, 2004.

Equity stood at DKK 1,902 million, equivalent to 36.2% of total assets.

Net interest-bearing debt was reduced by DKK 4 million from DKK 2,297 million at August 31, 2003 to DKK 2,293 million at August 31, 2004.

The change in equity was composed as follows:

DKKm	
Net profit for the year	76
Dividend	(20)
Exchange rate adjustments	(60)
Hedges of future transactions	(5)
Total	(9)

Cash flow

DKKm	03/04	02/03
Operating profit	**320**	269
Depreciation, amortization and impairment	**310**	297
Change in working capital, adjustments, etc.	**(59)**	(14)
Interests and tax paid	**(236)**	(280)
Cash flow from operating activities	**335**	272
Investments	**(349)**	(282)
Free cash flow	**(14)**	(10)

Investments

DKKm	03/04	02/03
Gross investments in:		
Chr. Hansen	**297**	244
ALK-Abelló	**80**	66
Gross investments, total	**377**	310
Disposals, etc.	**(28)**	(28)
Investments	**349**	282

Serbia litigation
In addition to the pending declaratory and enforcement proceedings in France in the Jankovic vs. Chr. Hansen Holding A/S case, a parallel action began in Germany on June 14, 2004 and in Denmark on July 26, 2004. In connection with the action in Germany, certain restrictions have been imposed on Chr. Hansen Holding A/S with respect to its rights of disposal of the shares in the German subsidiary.

A provision of DKK 40 million after tax was taken in the past financial year (year ended August 31, 2003), equivalent to the other party's claim, and no further provisions are expected in the case.

Transition to international accounting standards
Chr. Hansen Holding A/S is going to prepare its annual report for 2005/06 applying the International Financial Reporting Standards (IFRS). For 2004/05, Chr. Hansen Holding A/S expects to prepare its annual report applying the same accounting policies as in 2003/04.

The Group has made a preliminary review of the expected effects of the IFRS implementation. The actual consequences of the implementation in 2005/06 may deviate from those anticipated and will depend on the standards and conditions applicable at the time of implementation.

Goodwill will no longer be amortized, instead annual impairment tests will be made. The balance sheet value at September 1, 2004 will be considered the basic value for future measurement. The discontinuation of goodwill amortization is expected to increase consolidated profit by approximately DKK 65 million.

The value of share-based payment will be recognized in the income statement over the period from grant until full vesting.

In the calculation of pension liabilities relating to defined benefit pension plans, Chr. Hansen Holding A/S had an unrecognized actuarial loss of DKK 7 million at August 31, 2004. On implementation of IFRS, this actuarial loss of DKK 7 million will be recognized in full in the balance sheet. The effect thereof will be recognized on equity in the opening balance sheet at September 1, 2004.

Annual general meeting
The annual general meeting of Chr. Hansen Holding A/S will be held at 4:15 p.m. on December 13, 2004 at the corporate headquarters in Hørsholm, Denmark. Ahead of the general meeting, the company will be making a presentation of Group activities at 3:00 p.m.

The Board of Directors intends to propose to the coming annual general meeting that dividends be paid at the same level as last year, i.e. DKK 2 per share of DKK 10, equivalent to 20% of the nominal share capital. Dividends will be paid out on December 17, 2004.

The print version of the annual report for 2003/04 is expected to be available on November 25, 2004.

Financial calendar
December 13, 2004
Annual General Meeting

January 20, 2005
Three month report (Q1) 2004/05

April 28, 2005
Six month report (Q2) 2004/05

July 5, 2005
Nine month report (Q3) 2004/05

Week 46 2005
Announcement of 2004/05 financial results

Analyst meeting
A meeting for analysts will be held today at 3:00 p.m. at the corporate headquarters in Hørsholm.

The meeting will be webcast in English at www.chr-hansen.com.

THE CHR. HANSEN GROUP'S OUTLOOK FOR 2004/05

Assumptions. Interest rates and exchange rates prevailing at the current level, including a USD exchange rate of USD 1 = DKK 5.80.

Revenue is forecast at approximately DKK 4.6 billion, equivalent to approximately 6% organic growth.

The organic growth forecast for Q1 2004/05 is lower than the organic growth forecast for the full 2004/05 financial year due to particularly high sales in August.

Profit from ordinary activities before tax. The EBITA forecasts have been commented on under each sector. The Group expects EBIT (profit before interest and tax) to be in the range of DKK 345-365 million.

Group profit from ordinary activities before tax is expected to be in the range of DKK 225-245 million.

Forward-looking statements

This report contains forward-looking statements, including forecasts of future revenue and operating profit. Such statements are subject to risks and uncertainties as various factors, many of which are beyond the Chr. Hansen Group's control, may cause actual developments and results to differ materially from the expectations contained in this report. Factors that might affect such expectations include, among others, overall economic and business conditions, fluctuations in currencies, demand and competitive factors.

This report has been translated from Danish into English. However, the Danish text shall be the governing text for all purposes, and in case of any discrepancy the Danish wording shall be applicable.

Hørsholm, November 16, 2004
CHR. HANSEN HOLDING A/S

Jørgen Worning Chairman	Erik Sørensen President and CEO

Announcements to the Copenhagen Stock Exchange during the financial year 2003/04:

No. 1 Awarding of warrants to the Corporate Management *(9/1/03)*

No. 2 Financial calendar for the 2003/04 financial year for the Chr. Hansen Group and Chr. Hansen Holding A/S *(9/30/03)*

No. 3 The Chr. Hansen Group increases profit forecast for the 2002/03 financial year *(10/29/03)*

No. 4 Release date of announcement of 2002/03 financial results for the Chr. Hansen Group and meeting of analysts *(11/7/03)*

No. 5 Announcement of 2002/03 financial results for the Chr. Hansen Group and Chr. Hansen Holding A/S *(11/18/03)*

No. 6 Mr Sven Dyrløv Madsen, chairman of the board of directors of Chr. Hansen Holding A/S, has passed away *(11/27/03)*

No. 7 Notice of Annual General Meeting *(11/28/03)*

No. 8 ALK-Abelló establishes clinical proof of concept for tablet against grass pollen allergy and reacquires full rights to grass allergy tablet from Schering-Plough *(12/16/03)*

No. 9 Report on the Annual General Meeting of Chr. Hansen Holding A/S held on December 17, 2003 *(12/17/03)*

No. 10 Release date of three month report (Q1) 2003/04 for the Chr. Hansen Group and meeting of analysts *(1/26/04)*

No. 11 Three month report (Q1) 2003/04 for the Chr. Hansen Group *(1/28/04)*

No. 12 ALK-Abelló recommends reduced dose of subcutaneous vaccine against grass pollen allergy *(3/24/04)*

No. 13 Release date of six month report (Q2) 2003/04 for the Chr. Hansen Group and meeting of analysts *(4/20/04)*

No. 14 ALK-Abelló presents significantly positive results of clinical study of tablet against grass pollen allergy *(4/25/04)*

No. 15 Six month report (Q2) 2003/04 for the Chr. Hansen Group *(4/29/04)*

No. 16 Release date of nine month report (Q3) 2003/04 for the Chr. Hansen Group and meeting of analysts *(6/22/04)*

No. 17 Nine month report (Q3) 2003/04 for the Chr. Hansen Group *(7/5/04)*

No. 18 Awarding of warrants to the Corporate Management *(8/31/04)*

After the end of the financial year:

No. 1 Awarding of warrants to the Corporate Management *(9/8/04)*

No. 2 Financial calendar for the 2004/05 financial year for the Chr. Hansen Group and Chr. Hansen Holding A/S *(9/15/04)*

No. 3 The Chr. Hansen Group increases profit forecast for 2003/04 financial year based on unaudited and preliminary figures (10/4/04)

No. 4 Release date of announcement of 2003/04 financial results for the Chr. Hansen Group and meeting of analysts (11/8/04)

DKKm	Fully diluted key figures 2003/04	**2003/04**	2002/03	2001/02	2000/01	1999/00
Income statement						
Revenue		**4,474**	4,336	4,660	4,648	4,305
Operating profit before amortization of goodwill (EBITA)		**385**	336	373	346	495
Operating profit (EBIT)		**320**	269	303	272	423
Net financial items		**(118)**	(130)	(130)	(158)	(111)
One-off expenses		**-**	-	-	(74)	-
Profit from ordinary activities before tax		**202**	139	173	40	312
Extraordinary costs after tax		**-**	(40)	-	-	-
Net profit/(loss) for the year		**76**	9	49	(38)	163
Operating profit before depreciation and amortization (EBITDA)		**630**	566	609	583	691
Average number of employees		**3,644**	3,561	3,423	3,622	3,601
Balance sheet						
Total assets		**5,251**	5,236	5,388	5,897	6,006
Invested capital		**4,138**	4,170	4,329	4,792	4,814
Net interest-bearing debt		**2,293**	2,297	2,314	2,654	2,508
Equity	**1,967**	**1,902**	1,911	1,977	2,115	2,242
Cash flow and investments						
Depreciation and amortization		**310**	297	306	311	268
of which amortization of goodwill		***65***	*67*	*70*	*74*	*71*
Cash flow from operating activities		**335**	272	555	247	140
Cash flow from investing activities		**(349)**	(282)	(226)	(354)	(742)
Free cash flow		**(14)**	(10)	329	(107)	(602)
Information on shares						
Dividend pay-out ratio		**20**	20	20	20	35
Share capital		**101**	101	101	101	101
Shares in thousands of DKK 10 each	**10,323**	**10,128**	10,128	10,128	10,128	10,128
Share price - DKK		**408**	295	233	258	275
Key figures						
Operating margin before amortization of goodwill (EBITA)		**8.6**	7.8	8.0	7.4	11.5
Operating margin (EBIT)		**7.2**	6.2	6.5	5.9	9.8
RONFA (Profit ratio 1)		**6.4**	5.3	5.6	4.8	8.2
ROAIC		**7.7**	6.3	6.6	5.7	9.9
ROACE		**8.5**	7.3	7.7	6.9	11.4
Equity ratio	**37.5**	**36.2**	36.5	36.7	35.9	37.3
Earnings per share before amortization of goodwill (EPSAA) - DKK	**13.6**	**13.9**	11.5	11.7	3.5	23.1
Earnings per share (EPS) - DKK	**7.4**	**7.5**	4.8	4.8	(3.8)	16.1
Cash flow per share (CFPS) - DKK	**29.5**	**30.0**	23.8	51.5	21.5	11.2
Price earnings ratio (PE)	**55.4**	**54.4**	60.4	48.6	(68.2)	17.1
Price cash flow (PCF)	**13.8**	**13.6**	12.4	4.5	12.0	24.5
Net asset value per share - DKK	**190.6**	**187.7**	188.7	195.2	208.8	221.4
Share price/Net asset value	**2.1**	**2.2**	1.6	1.2	1.2	1.2
Pay-out ratio		**26.6**	213.0	41.6	(52.9)	21.7
Growth						
Revenue		**4,474**	4,336	4,660	4,648	4,305
Growth in %		***3***	*(7)*	-	*8*	*21*
The growth is composed as follows:						
Organic growth		**8**	2	4	2	4
Exchange differences		**(4)**	(9)	(4)	4	6
Acquisitions		**-**	-	-	2	11

Definitions: see page 20

Chr. Hansen Holding A/S			Chr. Hansen Group	
2002/03	**2003/04**	DKKm	**2003/04**	2002/03
-	-	**Revenue**	**4,474**	4,336
-	-	Cost of sales	**2,452**	2,406
-	-	**Gross profit**	**2,022**	1,930
-	-	Research and development costs	**453**	486
-	-	Sales and marketing expenses	**757**	714
27	**27**	Administrative expenses	**429**	422
69	**65**	Other operating income	**6**	39
42	**29**	Other operating expenses	**4**	11
-	**9**	**Operating profit before amortization of goodwill**	**385**	336
-	-	Amortization of goodwill	**65**	67
-	**9**	**Operating profit**	**320**	269
115	**159**	Profit before tax from subsidiaries	**-**	-
29	**29**	Interest income and other financial income	**10**	9
57	**49**	Interest expenses and other financial expenses	**128**	139
87	**148**	**Profit from ordinary activities before tax**	**202**	139
38	**72**	Tax on profit from ordinary activities	**94**	59
49	**76**	**Profit from ordinary activities after tax**	**108**	80
40	**-**	Extraordinary costs after tax	**-**	40
9	**76**	**Profit for the year including minority interests**	**108**	40
-	**-**	Minority shareholders' share of the profit of subsidiaries	**32**	31
9	**76**	**Net profit for the year**	**76**	9
4.8	**7.5**	Earnings per share (EPS) - DKK		

		Net profit for the year is proposed to be distributed as follows:
20	**20**	Dividend to shareholders, 20% of share capital at August 31, 2004 = DKK 2.00 per share
(152)	**65**	Reserve for net revaluation according to the equity method
141	**(9)**	Transfer to other reserves
9	**76**	

Chr. Hansen Holding A/S		Assets	Chr. Hansen Group	
2003	**2004**	DKKm	**2004**	2003
		Fixed assets		
		Intangible assets		
-	-	Goodwill	**897**	1,000
-	-	Other intangible assets	**181**	216
-	-		**1,078**	1,216
		Property, plant and equipment		
364	**354**	Land and buildings	**1,152**	1,126
27	**23**	Plant and machinery	**622**	589
-	-	Other fixtures and equipment	**148**	148
-	**3**	Property, plant and equipment in progress1	**184**	56
391	**380**		**2,106**	2,019
		Long-term financial assets		
1,962	**1,930**	Investments in subsidiaries	-	-
42	**610**	Receivables from subsidiaries	-	-
-	**1**	Securities and receivables	**11**	10
-	-	Deferred tax assets	**131**	85
2,004	**2,541**		**142**	95
2,395	**2,921**	**Total fixed assets**	**3,326**	3,330
		Current assets		
		Inventories		
-	-	Raw materials and consumables	**214**	229
-	-	Work in progress	**218**	215
-	-	Manufactured goods and goods for resale	**507**	494
-	-		**939**	938
		Receivables		
-	-	Trade receivables	**748**	672
859	**141**	Receivables from subsidiaries	-	-
-	-	Income tax receivables	**32**	17
10	**6**	Other receivables	**58**	80
2	**2**	Prepayments	**25**	24
871	**149**		**863**	793
-	**1**	**Cash and cash equivalents**	**123**	175
871	**150**	**Total currents assets**	**1,925**	1,906
3,266	**3,071**	**Total assets**	**5,251**	5,236

Chr. Hansen Holding A/S 2003	2004	Liabilities DKKm	Chr. Hansen Group 2004	2003
		Equity		
101	**101**	Share capital	**101**	101
-	**-**	Hedges of future transactions	**(6)**	(1)
1,790	**1,781**	Other reserves	**1,787**	1,791
20	**20**	Proposed dividend	**20**	20
1,911	**1,902**	**Total equity**	**1,902**	1,911
		Minority interests	**43**	40
		Provisions		
1	**1**	Pensions and similar liabilities	**68**	74
14	**8**	Deferred tax	**74**	47
60	**60**	Other provisions	**69**	63
75	**69**	**Total provisions**	**211**	184
		Debt		
		Long-term debt		
188	**171**	Mortgage debt	**342**	364
343	**609**	Bank loans and financial loans	**1,566**	1,218
-	**-**	Other payables	**1**	1
531	**780**		**1,909**	1,583
		Short-term debt		
16	**18**	Mortgage debt and other long-term debt	**56**	44
612	**182**	Bank loans and financial loans	**462**	856
10	**6**	Trade payables	**290**	264
93	**94**	Payables to subsidiaries	**-**	-
-	**-**	Income taxes	**41**	28
18	**15**	Other payables	**284**	278
-	**5**	Deferred income	**53**	48
749	**320**		**1,186**	1,518
1,280	**1,100**	**Total debt**	**3,095**	3,101
3,266	**3,071**	**Total equity and liabilities**	**5,251**	5,236

Chr. Hansen Holding A/S			
DKKm	0	**2003/04**	2002/03
Operating profit		**320**	269
Adjustments	A	**312**	354
Change in working capital	B	**(61)**	(71)
Interest income and other financial income received		**10**	9
Interest expenses and other financial expenses paid		**(129)**	(139)
Income taxes paid		**(117)**	(150)
Cash flow from operating activities		**335**	272
Acquisitions of companies and operations	C	**-**	(13)
Additions - intangible assets		**(15)**	(16)
Additions - property, plant and equipment		**(362)**	(281)
Sale of property, plant and equipment		**31**	25
Change in other long-term financial assets		**(3)**	3
Cash flow from investing activities		**(349)**	(282)
Free cash flow		**(14)**	(10)
Dividend paid to Chr. Hansen Holding A/S' shareholders		**(20)**	(20)
Change in financial liabilities		**12**	13
Change in minority interests		**(30)**	(32)
Cash flow from financing activities		**(38)**	(39)
Net cash flow for the year		**(52)**	(49)
Cash and cash equivalents at September 1		**175**	223
Exchange gains/(losses)		**-**	1
Net cash flow for the year		**(52)**	(49)
Cash and cash equivalents at August 31		**123**	175

A Adjustments		
Depreciation, amortization and writedowns	**310**	297
Change in provisions	**2**	57
Total	**312**	354
B Change in working capital		
Inventories	**(35)**	(2)
Receivables	**(69)**	41
Trade payables	**31**	8
Other payables	**12**	(118)
Total	**(61)**	(71)
C Acquisitions of companies and operations		
Intangible assets	**-**	(1)
Property, plant and equipment	**-**	(5)
Inventories	**-**	(2)
Receivables	**-**	(5)
Cash and cash equivalents	**-**	(1)
Net assets	**-**	(14)
Adjustment of cash and cash equivalents	**-**	1
Total	**-**	(13)

The cash flow statement has been adjusted to the effect that exchange rate adjustments in foreign subsidiaries are not included in the statement. As a result, the individual figures in the cash flow statement cannot be obtained directly from the income statement and balance sheet.

2002/03	**2003/04**	DKKm	**2003/04**	2002/03
		Revenue		
		Geographical segments		
		Denmark	**72**	79
		Europe (excl. Denmark)	**2,475**	2,341
		North America	**1,304**	1,348
		Other markets	**623**	568
		Total	**4,474**	4,336
		Sectors		
		Ingredients Sector	**3,420**	3,345
		Allergy Sector	**1,054**	991
		Total	**4,474**	4,336

The geographical segment information above is based on customer location.

DKKm

Chr. Hansen Holding A/S

	Share capital	Reserve for net reval. accord. to equity method	Hedges of future trans-actions	Other reserves	Dividend	Total equity	Minority share-holders
Equity at September 1, 2002	**101**	**231**	**-**	**1,625**	**20**	**1,977**	
Adjustment to prior years		(24)		24		-	
Dividend paid					(20)	(20)	
Net profit for the year				9		9	
Proposed dividend				(20)	20	-	
Foreign currency translation adjustments in foreign subsidiaries		(55)				(55)	
Hedges of future transactions, movement for the year		-				-	
Transferred from net profit/(loss) for the year		(152)		152		-	
Equity at August 31, 2003	**101**	**-**	**-**	**1,790**	**20**	**1,911**	
Equity at September 1, 2003	**101**	**-**	**-**	**1,790**	**20**	**1,911**	
Dividend paid					(20)	(20)	
Net profit for the year				76		76	
Proposed dividend				(20)	20	-	
Foreign currency translation adjustments in foreign subsidiaries		(60)				(60)	
Hedges of future transactions, movement for the year		(5)				(5)	
Transferred from profit/(loss) for the year		65		(65)		-	
Equity at August 31, 2004	**101**	**-**	**-**	**1,781**	**20**	**1,902**	

Chr. Hansen Group

	Share capital	Reserve for net reval. accord. to equity method	Hedges of future trans-actions	Other reserves	Dividend	Total equity	Minority share-holders
Equity at September 1, 2002	**101**	**-**	**(1)**	**1,857**	**20**	**1,977**	**42**
Dividend paid					(20)	(20)	(32)
Net profit for the year				9		9	31
Proposed dividend				(20)	20	-	
Foreign currency translation adjustments in foreign subsidiaries				(55)		(55)	(1)
Hedges of future transactions, movement for the year						-	
Equity at August 31, 2003	**101**	**-**	**(1)**	**1,791**	**20**	**1,911**	**40**
Equity at September 1, 2003	**101**	**-**	**(1)**	**1,791**	**20**	**1,911**	**40**
Dividend paid					(20)	(20)	(30)
Net profit for the year				76		76	32
Proposed dividend				(20)	20	-	
Foreign currency translation adjustments in foreign subsidiaries				(60)		(60)	(1)
Hedges of future transactions, movement for the year			(5)			(5)	
Equity at August 31, 2004	**101**	**-**	**(6)**	**1,787**	**20**	**1,902**	**41**

SUPPLEMENTARY NOTES

Chr. Hansen Holding A/S

Segment information

DKKm	Ingredients 2003/04	Ingredients 2002/03	Allergy 2003/04	Allergy 2002/03	Holding/-eliminations 2003/04	Holding/-eliminations 2002/03	Chr. Hansen Group 2003/04	Chr. Hansen Group 2002/03
INCOME STATEMENT								
Revenue	**3,420**	3,345	**1,054**	991	**-**	-	**4,474**	4,336
Cost of sales	**(2,048)**	(2,015)	**(417)**	(398)	**13**	7	**(2,452)**	(2,406)
Gross profit	**1,372**	1,330	**637**	593	**13**	7	**2,022**	1,930
Research and development costs	**(241)**	(228)	**(233)**	(278)	**21**	20	**(453)**	(486)
Capacity costs, etc.	**(700)**	(667)	**(459)**	(414)	**(25)**	(27)	**(1,184)**	(1,108)
Operating profit/(loss) before amortization of goodwill (EBITA)	**431**	435	**(55)**	(99)	**9**	-	**385**	336
Amortization of goodwill	**(62)**	(64)	**(3)**	(3)	**-**	-	**(65)**	(67)
Operating profit/(loss) (EBIT)	**369**	371	**(58)**	(102)	**9**	-	**320**	269
Profit/(loss) from ordinary activities before tax	**298**	293	**(85)**	(126)	**(11)**	(28)	**202**	139
BALANCE SHEET								
Intangible assets	**971**	1,092	**107**	124	**-**	-	**1,078**	1,216
Property, plant and equipment	**1,453**	1,380	**273**	248	**380**	391	**2,106**	2,019
Long-term financial assets	**73**	39	**68**	55	**1**	1	**142**	95
Total fixed assets	**2,497**	2,511	**448**	427	**381**	392	**3,326**	3,330
Inventories	**655**	656	**284**	282	**-**	-	**939**	938
Receivables	**671**	625	**186**	156	**6**	12	**863**	793
Cash and cash equivalents	**75**	60	**47**	115	**1**	-	**123**	175
Total current assets	**1,401**	1,341	**517**	553	**7**	12	**1,925**	1,906
Total assets	**3,898**	3,852	**965**	980	**388**	404	**5,251**	5,236
Equity	**1,951**	1,961	**(340)**	(168)	**291**	118	**1,902**	1,911
Minority interests	**21**	16	**22**	24	**-**	-	**43**	40
Provisions	**87**	63	**55**	46	**69**	75	**211**	184
Long-term debt	**1,086**	964	**43**	88	**780**	531	**1,909**	1,583
Short-term debt	**753**	848	**1,185**	990	**(752)**	(320)	**1,186**	1,518
Total debt	**1,839**	1,812	**1,228**	1,078	**28**	211	**3,095**	3,101
Total equity and liabilities	**3,898**	3,852	**965**	980	**388**	404	**5,251**	5,236
INVESTMENTS								
Invested capital	**3,259**	3,264	**575**	592	**304**	314	**4,138**	4,170
Investments in fixed assets	**264**	214	**79**	58	**6**	10	**349**	282

GEOGRAPHICAL SEGMENTS*	Fixed assets 2004	Fixed assets 2003	Current assets 2004	Current assets 2003	Total assets 2004	Total assets 2003	Investments in fixed assets 2004	Investments in fixed assets 2003
Denmark	**2,003**	1,827	**788**	377	**2,791**	2,204	**116**	93
Europe (excl. Denmark)	**541**	587	**560**	879	**1,101**	1,466	**125**	111
North America	**709**	848	**421**	494	**1,130**	1,342	**90**	59
Other markets	**73**	68	**156**	156	**229**	224	**18**	19
Total	**3,326**	3,330	**1,925**	1,906	**5,251**	5,236	**349**	282

The geographical segment information above is based on location of assets.

*) *Revenue is stated in note 1*

Definitions

Invested capital	*Intangible assets, property, plant and equipment, inventories and receivables excluding provisions (deferred tax excluded), trade payables, other payables and minorities*
Operating margin before amortization of goodwill (EBITA)	*Operating profit before amortization of goodwill x 100/Revenue*
Operating margin (EBIT)	*Operating profit x 100/Revenue*
RONFA (Profit ratio 1)	*Operating profit x 100/Average non-interest-bearing assets*
ROAIC	*Return on average invested capital (Operating profit x 100/Average invested capital)*
ROACE	*Return on average capital employed (Operating profit before amortization of goodwill x 100/Average invested capital + accumulated amortization of goodwill)*
Equity ratio	*Equity at year-end x 100/Equity and liabilities*
Earnings per share before amortization of goodwill (EPSAA)	*Net profit/(loss) for the year excluding extraordinary expenses and excluding amortization of goodwill/ Average number of shares*
Earnings per share (EPS)	*Net profit/(loss) for the year excluding extraordinary expenses/Average number of shares*
Cash flow per share (CFPS)	*Cash flow from operating activities excluding minority shareholders' shares/Average number of shares*
Price earnings ratio (PE)	*Share price/Earnings per share*
Price cash flow (PCF)	*Share price/Cash flow per share*
Net asset value per share	*Equity at year-end/Number of shares at year-end*
Pay-out ratio	*Dividend declared x 100/Net profit/(loss) for the year*

EPS, CFPS, PE and fully diluted key figures are calculated in accordance with 'Recommendations and Ratios 1997' issued by the Danish Society of Investment Professionals.

For the calculation of fully diluted key figures, the effect of warrants issued as at August 31, 2004, has been included in equity and in the number of shares, respectively.

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CHR HANS

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Annual report 2003/04 for the Chr. Hansen Group and Chr. Hansen Holding A/S

17-11-2004

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Annual report 2003/04

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